SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2025

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Lin Tao
(Signature)
Lin Tao
Chief Financial Officer

Date: October 30, 2025

List of Materials

Documents attached hereto:

Granting of Restricted Stock Units (“RSUs”)

October 30, 2025

Sony Group Corporation

Granting of Restricted Stock Units (“RSUs”)

In the fiscal year ended March 31, 2023, Sony Group Corporation (the “Corporation”) introduced a stock compensation plan under which shares of its common stock are delivered after the vesting of RSUs (the “Plan”). The Corporation today, announced that it had decided to grant RSUs to the corporate executive officers and employees of the Corporation, and to the directors, officers and employees of the subsidiaries of the Corporation (the “Recipients”) under the Plan, as follows.

1.	Summary of Seventeenth Series RSUs

(1)	Designation of the Recipients, the number of Recipients and the number of RSUs to be granted

Corporate executive officers of the Corporation	1 person	(RSUs corresponding to up to 5,440 shares)
Directors of the subsidiaries of the Corporation	1 person	(RSUs corresponding to up to 46,010 shares)
Employees of the subsidiaries of the Corporation	8 persons	(RSUs corresponding to a total of up to 32,350 shares)
Total	10 persons	(RSUs corresponding to a total of up to 83,800 shares)

(2)	Method of Vesting
On the condition that the Recipient holds, throughout the period between the date of grant of the RSUs and the first day of the month following the month of the third anniversary of the date of grant (if such date falls on a holiday of the Corporation, the following business day), a position as a director, a corporate executive officer and/or any other officer at, or an employee of, the Corporation and/or a Related Company of the Corporation (a “Related Company” means a “subsidiary (kogaisha)” as defined in Article 8, Paragraph 3 of the Ordinance on the Terminology, Forms and Preparation Methods of Financial Statements, etc. or an “affiliated company (kanren kaisha)” as defined in Paragraph 5 of such Article (hereinafter the same shall apply); and together with the Corporation, the “Group Companies”), all RSUs held by the Recipient shall vest on the first day of the month following the month of the third anniversary of the date of grant (if such date falls on a holiday of the Corporation, the following business day); provided, however, if, before the vesting, the Recipient ceases to hold all of his or her positions as a director, a corporate executive officer and any other officer at, and, if applicable, the Recipient ceases to be an employee of, the Group Companies due to his or her death or any other justifiable reason that is approved by and subject to the discretion of the Compensation Committee or the Representative Corporate Executive Officer of the Corporation, at a certain time after the loss of such position with the Group Companies as stated in Section 5, a pro-rata portion of the outstanding RSUs shall vest and the same number of shares (the “Number of Shares for RSUs”) shall be delivered; the pro-rata portion of RSUs shall be determined by the Corporation according to the length of time between the date of grant of the RSUs and the date of the loss of such position with the Group Companies. However, the Compensation Committee, the Representative Corporate Executive Officer or the Senior Executive in charge of Human Resources of the Corporation may adjust the number of shares to be delivered within the number of RSUs that the Recipient holds.

2.	Summary of Eighteenth Series RSUs

(1)	Designation of the Recipients, the number of Recipients and the number of RSUs to be granted

Employees of the Corporation	480 persons	(RSUs corresponding to a total of up to 302,326 shares)
Directors and any other officers of the subsidiaries of the Corporation	64 persons	(RSUs corresponding to a total of up to 245,423 shares)
Employees of the subsidiaries of the Corporation	3,587 persons	(RSUs corresponding to a total of up to 4,385,059 shares)
Total	4,131 persons	(RSUs corresponding to a total of up to 4,932,808 shares)

(2)	Method of Vesting
On the condition that the Recipient holds, throughout the period between the date of grant of the RSUs and each date of vesting set out in column (1) of the table below, a position as a director, a corporate executive officer and/or any other officer at, or an employee of any of the Group Companies, the RSUs shall vest on each date of vesting as set out in column (2) of the table below (or, if the date falls on a holiday of the Corporation, the following business day). The number of the units that vest on the first day of the month following the month of the first anniversary of the date of grant or the first day of the month following the month of the second anniversary of the date of grant will be rounded down to the nearest one (1) units.

	<Date of vesting> (1)	<Number of vesting units> (2)

a.	First day of the month following the month of the first anniversary of the date of grant	One-third of the number of units granted

b.	First day of the month following the month of the second anniversary of the date of grant	One-third of the number of units granted

c.	First day of the month following the month of the third anniversary of the date of grant	Remaining number of units granted

If, before the vesting, the Recipient ceases to hold all of his or her positions as a director, a corporate executive officer and any other officer at, and, if applicable, the Recipient ceases to be an employee of, the Group Companies due to his or her death or any other justifiable reason that is approved by and subject to the discretion of the Compensation Committee or the Representative Corporate Executive Officer of the Corporation, at a certain time after the loss of such position with the Group Companies as stated in Section 5 below, a pro-rata portion of the outstanding RSUs shall vest and the Number of Shares for RSUs shall be delivered; the pro-rata portion of RSUs shall be determined by the Corporation according to the length of time between the grant date of the RSUs and the date of the loss of such position with the Group Companies. However, the Compensation Committee the Representative Corporate Executive Officer or the Senior Executive in charge of Human Resources of the Corporation may adjust the number of shares to be delivered within the number of RSUs that the Recipient holds.

3.	Summary of Nineteenth Series RSUs

(1)	Designation of the Recipients, the number of Recipients and the number of RSUs to be granted

Corporate executive officers of the Corporation	6 persons	(RSUs corresponding to a total of up to 210,100 shares)
Employees of the Corporation	510 persons	(RSUs corresponding to a total of up to 201,558 shares)
Directors and any other officers of the subsidiaries of the Corporation	22 persons	(RSUs corresponding to a total of up to 75,466 shares)
Employees of the subsidiaries of the Corporation	2,485 persons	(RSUs corresponding to a total of up to 553,255 shares)
Total	3,023 persons	(RSUs corresponding to a total of up to 1,040,379 shares)

(2)	Method of Vesting
On the condition that the Recipient holds, throughout the period between the date of grant of the RSUs and the first day of the month following the month of the first anniversary of the date of grant (if such date falls on a holiday of the Corporation, the following business day), a position as a director, a corporate executive officer and/or any other officer at, or an employee of, the Group Companies, all RSUs held by the Recipient shall vest on the first day of the month following the month of the first anniversary of the date of grant (if such date falls on a holiday of the Corporation, the following business day); provided, however, if, before the vesting, the Recipient ceases to hold all of his or her positions as a director, a corporate executive officer and an officer at, and, if applicable, the Recipient ceases to be an employee of, the Group Companies due to his or her death, the mandatory retirement age set by the Group Companies, or any other justifiable reason that is approved by and subject to the discretion of the Compensation Committee or the Representative Corporate Executive Officer, at a certain time after the loss of such position with the Group Companies, the outstanding RSUs at the time of his or her ceasing to hold all of his or her positions shall vest and the Corporation shall pay compensation of equal value to the number of such outstanding RSUs as a substitute for the delivery of the shares of common stock of the Corporation.

4.	Date of Grant

November 25, 2025 (scheduled)

5.	Method and Timing of Delivery of the Shares of Common Stock of the Corporation

After the vesting of the Seventeenth Series RSUs, the Eighteenth Series RSUs and the Nineteenth Series RSUs, the Corporation will promptly deliver the shares of common stock of the Corporation in the Number of Shares for RSUs by way of transferring treasury shares pursuant to the decision of the Representative Corporate Executive Officer of the Corporation through contribution in kind of monetary compensation receivables against the Group Companies that are provided by the Group Companies to the Recipients (the Corporation will cumulatively assume the debt obligation owed to the Recipients of the Related Companies in relation to the monetary compensation receivables that are granted to such Recipients of its Related Companies). However, the foregoing notwithstanding, if deemed necessary by the Corporation, instead of the Related Company granting a monetary compensation receivable to the Recipient, the Corporation may take measures it deems appropriate, such as having such Related Company pay money to such Recipient in an amount equal to the amount of such monetary compensation receivable. In this case, such Recipient shall acquire the shares of common stock of the Corporation in the Number of Shares for RSUs by paying cash to the Corporation in exchange for such shares. If the total number of issued shares of common stock of the Corporation increases or decreases due to stock consolidation or stock split (including free distribution of shares (musho wariate)), the Corporation will adjust the number of shares to be delivered by multiplying such number by the ratio of the consolidation or split.

In addition, the amount to be paid per share for the shares of common stock of the Corporation to be transferred under the Plan shall be determined by the Corporation (i) based on the closing price of the share of common stock of the Corporation in the regular trading thereof on the Tokyo Stock Exchange on the trading day immediately preceding the date when the Representative Corporate Executive Officer of the Corporation makes a decision with respect to such transfer (or, if no transaction has been effected on such trading day, the closing price on the immediately preceding trading day) and (ii) at a price that is not particularly favorable to the Recipients and within a range that will be in compliance with applicable laws and regulations.

If any special circumstances make it difficult to deliver the shares of common stock of the Corporation or if the Corporation otherwise deems it necessary, the Corporation may, in its discretion, pay compensation of equal value as a substitute for the delivery of the shares of common stock of the Corporation.

6.	Other matters common to the Seventeenth Series RSUs, the Eighteenth Series RSUs and the Nineteenth Series RSUs

(1)	Events that would extinguish the RSUs
In the event that (i) the Recipient chooses to forego his or her RSUs by the date of vesting, or (ii) the Recipient is subject to imprisonment or other serious criminal penalty, (iii) a petition for the commencement of bankruptcy proceedings, the commencement of civil rehabilitation proceedings or the commencement of any other similar proceedings is filed against the Recipient, (iv) a petition for attachment, provisional attachment, provisional disposition, compulsory execution or public auction is filed against the Recipient, or the Recipient receives a penalty for any default on the payment of taxes or other public dues, or (v) certain other events stipulated in advance by the Corporation occur, all of the unvested RSUs will be extinguished. In addition, if, before the granting of RSUs, the Recipient ceases to hold all of his or her positions as a director, a corporate executive officer and an officer at, and, if applicable, the Recipient ceases to be an employee of, the Group Companies, the Corporation will not grant RSUs to such Recipient.

(2)	Handling in the event where reorganization or any other similar events occur
If a proposal with respect to a merger agreement under which the Corporation will be dissolved, a share exchange agreement or a share transfer plan under which the Corporation will become a wholly-owned subsidiary, or any other reorganization is approved at a shareholders’ meeting of the Corporation (or by the Board of the Corporation if such approval at a shareholders’ meeting of the Corporation is not required with respect to such reorganization) or any other events stipulated by the Corporation occur, the Corporation may deliver to the Recipients the shares of common stock of the Corporation, money, or shares of the other party to such reorganization in the number or amount reasonably stipulated in accordance with the resolution of the Compensation Committee or the decision of the Representative Corporate Executive Officer of the Corporation based on the period that has elapsed between the date of grant and the effective date of such reorganization or any other factors.

(3)	Restriction on disposal of the RSUs
The Recipients may not transfer or encumber or otherwise dispose of any RSUs in any manner whatsoever.

7.	Other

The Corporation will file the extraordinary report regarding disposition of treasury shares upon vesting of the Seventeenth Series RSUs, the Eighteenth Series RSUs and the Nineteenth Series RSUs with the Director-General of the Kanto Local Finance Bureau.

The Corporation will file a registration statement (Form S-8) regarding the delivery of shares under the Plan with the U.S. Securities and Exchange Commission.

End